

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

Mr. Georges Benarroch
President and Chief Executive Officer
Kyto BioPharma Inc.
B1-114 Belmont Street
Toronto ON Canada M5R 1P8

        Re: **Kyto BioPharma, Inc.**
        Item   **4.02 Form 8-K**
        Filed   **August 23, 2010**
        File No.   **000-50390**

Dear Mr. Benarroch:

      We have completed our review of your filing and do not have any further comments at this time.

                         Sincerely,

                         Christine L. Allen
                         Staff Accountant